ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

April 17, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:	Mara L. Ransom/Daniel Porco — Legal
Jim Allegretto/Jason Niethamer — Accounting

Re:	DAVIDsTEA Inc.
Registration Statement on Form F-1
Filed April 2, 2015
File No. 333-203219
SEC Comment Letter dated April 13, 2015

Ladies and Gentlemen:

On behalf of DAVIDsTEA Inc. (the “Company”), please find attached for public filing with the Securities and Exchange Commission (the “SEC”) via EDGAR a complete copy (including certain exhibits) of the Company’s Amendment No. 1 to the Registration Statement on Form F-1 (the “Registration Statement”).  The Registration Statement reflects the Company’s responses to the comments received from the staff of the SEC (the “Staff”) contained in the Staff’s letter dated April 13, 2015 (the “Comment Letter”) and certain other revisions and updated information.

For your convenience, the Company is supplementally providing to the Staff a typeset copy of the Registration Statement marked to indicate the changes from the Registration Statement that was submitted to the Staff on April 2, 2015. The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Company are shown below each comment.  All references to page numbers in the Company’s responses are to the page numbers in the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Selected Operating and Financial Highlights

Results of Operations, page 47

1.              We have reviewed your response to comment 2 in our letter dated March 23, 2015. While the majority of the increase in sales for the year-to-year periods was due to new stores opened, the increase in average ticket and number of transactions was the sole reason you cited for the increase in comparable sales. Your discussion of the significant factors that contributed to the material increase in comparable sales should give readers a view of the company through the eyes of management. In this regard, it remains unclear why you should not quantify the increase in your average ticket and number of transactions to provide the appropriate context within which financial information should be analyzed, which is one of the three principal objectives of MD&A as outlined within Section I.B of SEC Release No. 33-8350. Please revise your discussion accordingly.

Response to Comment 1:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 48 of the Registration Statement to provide the percentage by which average ticket and number of transactions has increased for the relevant periods.

Critical Accounting Policies and Estimates

Hybrid financial instruments and embedded derivatives, page 55

2.              Given that your critical accounting estimate and related assumptions for your embedded financial derivative liability relating to your preferred shares is based on numerous assumptions and estimates that are highly uncertain and judgmental, you should analyze the liability’s specific sensitivity to change based on other possible outcomes that are reasonably likely to occur and would have a material effect. In this regard, you should provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors. If reasonably likely changes in a given input used in accounting for your hybrid financial instruments and embedded derivative instruments would have a material effect on your financial condition or operating performance, the impact that could result given the range of reasonably likely outcomes should be disclosed and quantified. Additionally, while accounting policy notes in the financial statements generally describe the method used to apply an accounting principle, the discussion in MD&A should present a company’s analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Please refer to Section V of SEC Release No. 33-8350.

Response to Comment 2:

The Company advises the Staff that it expects that the impact of any fluctuation in embedded financial derivative liability is relatively small, and not expected to have a material impact on the operating or financial condition of the Company. There are two significant inputs underlying the fair value of the derivative liability: the estimated volatility used in the option pricing model and the probability of the forced conversion of the derivative liability into common shares.  As disclosed in the Registration Statement, the fair value of the financial derivative liability is estimated using the Black Scholes option pricing model, which assumes an expected volatility. Each 1% change in the expected volatility would increase/decrease the carrying value of the financial derivative liability by approximately $198,000.  The fair value of the financial derivative liability is estimated using a probability of conversion into common shares upon an IPO or in April 2017.  Each 1% increase (decrease) in the probability of conversion upon an IPO would decrease (increase) the carrying value of the financial derivative liability by approximately $40,000.

We have updated the MD&A on page 53 of the Registration Statement to include disclosure regarding the foregoing.

Notes to Consolidated Financial Statements

Note 20. Income Taxes, page F-34

3.                                      We note the significant reconciling item in your income tax rate table comparing the statutory rate and effective rate that is characterized as the “recognition of previously unrecognized U.S. tax losses and other temporary differences.” Please explain this item and how it relates to “Unrecognized benefit on U.S. tax losses.” Please ensure your explanation describes why this latter item resulted in a decrease in the effective tax rate in fiscal 2013 and an increase in fiscal 2014. Please also tell us what the “other temporary differences” represent and the factors considered when concluding that aggregation with the previously unrecognized U.S. tax losses was appropriate.

Response to Comment 3:

The Company advises the Staff that the Company recognized previously unrecognized U.S. tax losses for the year ended January 31, 2015 after evaluating its projections for future taxable income and tax planning strategies and concluding that it is probable that it will realize the benefits of these operating tax losses carried forward.  Prior to the year ended January 31, 2015, the Company had determined that it was not probable that these benefits would be realized. Therefore, prior to the year ended January 31, 2015, the benefits were not recognized for accounting purposes and were included as “Unrecognized benefit of U.S. tax losses” on the statutory tax rate expense reconciliation.

The decrease in the effective tax rate in the year ended January 26, 2013 and increase in the year ended January 25, 2014 relate to the fact that the year ended January 26, 2013 included a loss before income taxes while the year ended January 25, 2014 included income before taxes. For the year ended January 26, 2013, the loss before income taxes ordinarily would have resulted in an income tax recovery.  However, because the U.S. tax losses were not recognized at that time, the unrecognized losses reduced the income tax recovery, causing a reduction in the income tax rate in the statutory tax rate reconciliation. For the year ended January 25, 2014, when the Company had income before income taxes, the non-deductible U.S. tax losses increased the income tax rate expense accordingly.

There are certain other temporary differences in the tax rate for the year ended January 31, 2015, representing less than 2 percentage points of 28.6% represented in the statutory tax rate reconciliation. These are attributable to deferred rent and the differences between tax and accounting related to the carrying value of the fixed assets.   In considering IAS 12-80-C, which states “Components of tax expense (income) may include: the amount of the benefit arising from a previously unrecognized tax loss, tax credit or temporary difference of a prior period that is used to reduce current tax expense,” the Company determined that aggregating these two items is appropriate.

Note 22. Earnings Per Share, page F-36

4.                                      Please revise your filing to comply with the disclosure requirements outlined in paragraph 70 of IAS 33.

Response to Comment 4:

The Company advises the Staff that for the year ended January 26, 2013 and the year ended January 25, 2014, the Company was in a loss position such that all convertible instruments were anti-dilutive resulting in no required reconciliation pursuant to IAS 33. For the year ended January 31, 2015, the Company has explained in narrative form the components of the reconciliation on page F-36 of the Registration Statement, and the quantitative details of the reconciliation, which the Company determined to be insignificant, are included as Attachment A to this letter.

*   *   *

We hope that the foregoing has been responsive to the Staff’s comments.  If you have any questions or comments about this letter or need any further information, please call the undersigned at (617) 951-7980 or Jane Goldstein of our offices at (617) 951-7431.

Very truly yours,

/s/ Marko Zatylny

Marko Zatylny

cc:

Sylvain Toutant

Luis Borgen

Attachment A

Reconciliation of Earnings per share

Reconciliation of numerator	For the year ended January 31, 2015
Net income (numerator)	11,396

Net income add-back (for diluted EPS):
- dividends on preferred shares	1,178
- accretion of preferred shares	1,044
- gain/loss on embedded derivative	(4,562)
Adjusted net income for diluted EPS	9,056

Reconciliation of denominator	For the year ended January 31, 2015
Junior Preferred	7,441,341
Common shares	32,514
Class AA	16,622
Basic weighted average number of shares	7,490,477

PS Series A	4,014,934
PS Series A-1	779,807
PS Series A-2	19,420
Stock Options	890,994
Diluted weighted average number of shares	5,705,156

Total basic & diluted - weighted average number of shares	13,195,632

Earnings per share	For the year ended January 31, 2015
Basic	1.52
Fully diluted EPS	0.69